Exhibit 99.2

SAI.TECH Announces the Rebranding to SAIHEAT with Brand Upgrade

SINGAPORE, September 10, 2024 (GLOBE NEWSWIRE) -- SAIHEAT Limited (f/k/a SAI.TECH Global Corporation) (“SAIHEAT” or the “Company”) (NASDAQ: SAI, SAITW), announces its rebranding to SAIHEAT following the approval of the proposal at its recent annual general meeting. As part of this rebranding, the Company has changed its legal name from SAI.TECH Global Corporation to SAIHEAT Limited, effective on August 13, 2024.

In connection with the name change, the Company will also change its trading symbol for its Class A Ordinary Shares from "SAI" to "SAIH". The Company's warrants will continue to trade under the trading symbol "SAITW". SAIHEAT's Class A Ordinary Shares will commence trading on the Nasdaq Capital Market under the new name and trading symbol at the market open on September 11, 2024. No action by the Company's shareholders is required with respect to the name and trading symbol change. The CUSIP number for the Company's Class A Ordinary Shares will remain unchanged.

This strategic rebranding represents a significant shift for the Company, highlighting its expanded focus and commitment to driving innovation in sustainable computing and heat recycling. With the new brand, SAIHEAT aims to meet the rising demand for sustainable computing, especially for artificial intelligence. SAIHEAT is focused on energy-efficient infrastructures, leveraging advanced liquid-cooling and heat recycling to enhance data center performance and sustainability. This approach establishes SAIHEAT as a pioneer in merging technology with cutting-edge computing solutions.

The rebranding to SAIHEAT introduces several key upgrades to the Company’s brand and operations:

1. New Name and Trading Symbol: The transition to SAIHEAT and the new trading symbol "SAIH" reflect the Company’s refined vision and strategy. This change aligns with the Company’s broader commitment to addressing the growing needs of the sustainable computing market.

2. New Website with New Visuals: SAIHEAT is launching a redesigned website and visual identity that reflects its dedication to sustainability and industry leadership. The new domain and design embody SAIHEAT’s advanced approach to sustainable computing with heat recycling solutions and nuclear power session.

3. Expansion into New Business Lines: SAIHEAT is broadening its business scope to include advanced computing services and heat recycling solutions as well as small modular reactors to support the expansive electricity needs of AI and computing. This expansion supports the growth of AI and computing technologies, marking a significant step forward in meeting the industrial needs.

4. New Product Structure with AI Focus: SAIHEAT’s updated product lineup includes the A series for AI servers and the B series for BTC servers. This new structure emphasizes artificial intelligence and aligns with the Company’s goal of integrating AI technologies with advanced liquid-cooling solutions to boost data center efficiency and performance.

“Our rebranding transition to SAIHEAT marks an exciting evolution for the Company,” said Aurther Lee, CEO of SAIHEAT. “This rebranding effort reflects our enhanced focus and expanded capabilities. With our new business lines, product innovations, and marketing strategy, we are well-positioned to deliver superior solutions and drive progress in sustainable computing and energy management.”

About SAIHEAT

SAIHEAT Limited is a Nasdaq-listed (SAI) company headquartered in Singapore. SAIHEAT develops technologies for the Advanced Computing Center Ecosystem (ACCE), a next-gen computing center featuring high-performance servers, advanced liquid cooling, and systems for capturing and recycling computing heat. Our innovations aim to reduce the carbon footprint of Bitcoin mining and AI operations.

Formerly known as SAI.TECH Global Corporation, SAIHEAT became a publicly traded company on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation in May 2022. For more information on SAIHEAT, please visit https://www.saiheat.com

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements include, but not limited to, statements concerning SAIHEAT and the Company’s operations, financial performance, and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. SAIHEAT cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic, and social conditions around the world including those discussed in SAIHEAT’s Form 20-F under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and SAIHEAT specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

Media Contact

pr@saiheat.com

Investor Relations Contact

ir@saiheat.com